April 29, 2024
Brian Miller
Chief Financial Officer
Tyler Technologies, Inc.
5101 Tennyson Parkway
Plano, TX 75024

        Re:     Tyler Technologies, Inc.
                CIK 0000860731


Dear Brian Miller:

        We have completed our review of your correspondence dated April 25, 2024. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, not withstanding any review, comments, action or absence of action by the staff.



                                                              Sincerely,

                                                              Division of
Corporation Finance